

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 28, 2017

Gregory B. Maffei
Chief Executive Officer
Liberty Interactive Corp.
12300 Liberty Blvd.
Englewood, Colorado 80112

Re: Liberty Interactive Corp.
Registration Statement on Form S-4
Filed August 31, 2017
File No. 333-220270

Dear Mr. Maffei:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with your analysis of the application of Rule 13e-3, under the Securities Exchange Act of 1934, as amended, to the issuance of Liberty Interactive's Series A QVC Group common stock. In this regard, we note that Liberty Interactive indirectly currently owns approximately 38.2% of the outstanding shares of HSNi's common stock and that Liberty's Interactive QVCA common stock, which is a tracking stock, will be issued as consideration for the merger transaction. Please refer to Question 112.01 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations.

2. We note that following the closing of the GCI transactions, you plan to revise your certificate of incorporation to eliminate the tracking-stock specific terms and provisions of the QVC Group common stock. Please tell us whether you plan to retain the disparate voting rights associated with your QVCA and QVCB classes of common stock and

disclose the approximate percentage of voting control that you expect John Malone to have over QVC Group if the GCI transactions are consummated.

Questions and Answers

Will the rights associated with my shares of HSNi common stock change as a result of the merger?, page 3

3. We note your disclosure here that "Liberty QVCA common stock is a tracking stock of Liberty Interactive" and your disclosure on page 8 that following the completion of the GCI transactions, QVC Group common stock will become an "asset-backed security." We also note that Liberty Interactive plans to submit at its first annual meeting an amendment to its certificate of incorporation which would eliminate all of the tracking stock-specific terms and provisions of the QVC Group common stock. Please advise us how HSNi shareholders will be informed that their shares will cease to be tracking stock if the first annual meeting is held prior to the completion of this merger.

Summary, page 16

4. Please provide additional detail about the value of the assets and liabilities that you currently contemplate will be reattributed to the QVC Group. In doing so, please disclose the amount of Exchangeable Debentures currently outstanding, provide an estimate of the "certain" amount of cash that you estimate will be reattributed to the QVC Group, and provide additional disclosure about the value of the other assets and liabilities that will be reattributed.

Risk Factors, page 30

5. Please disclose the risks that shareholders could face as a result of the GCI transactions and how they will be notified of changes to that transaction. In this regard, we note your disclosure on page 63 that "once the merger closes, HSNi will not have the right to consent to changes to the terms of the GCI transactions."

6. Please add a risk factor discussing the risks associated with the fact that HSN shareholders will receive tracking stock in connection with the merger, including risks associated with the possibility that the economic interests in QVCA may change upon reallocation of assets and liabilities.

Information About the Merger

Background of the Merger, page 42

7. We note the disclosure on page 45 regarding Mr. Maffei's belief that the Liberty's QVCA common stock is undervalued by the market, in part because QVCA is a tracking

stock. Please disclose in this section and, if applicable, in the Reasons for the Merger section, how the boards of directors or special committee considered this perceived discount in arriving at the exchange ratio selected.

8. Please provide us with copies of all materials prepared by Centerview Partners and Goldman Sachs and shared with the HSN board of directors, including board books.

HSNi's Purpose and Reasons for the Merger and other Proposals, page 59

9. Please discuss the consideration, if any, that the board gave to the nature and characteristics of the tracking stock portion of the merger consideration in comparison with the HSNi common stock, including the uncertain valuation and differences in voting rights.

The Merger Agreement, page 99

10. We note the limitation on reliance by shareholders on the penultimate sentence on the last paragraph on page 99. Please revise this statement to avoid the implication that investors are not entitled to rely upon the disclosure contained in your prospectus.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Renee Wilm, Esq.
        Baker Botts L.L.P.